15027322

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 29 2015
REGISTRATIONS BRANCH
17

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50322

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/14 (MM/DD/YY) AND ENDING 05/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BKD Corporate Finance, L.L.C

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

910 E. St. Louis Street, Suite 200
(No. and Street)

Springfield	MO	65806
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony M. Giordano — 303-837-3562 x20634
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen LLP
(Name – *if individual, state last, first, middle name*)

2301 Village Drive	St. Joseph	MO	64506
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony M. Giordano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BKD Corporate Finance, L.L.C., as of May 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

N/A

N/A

AMANDA KELLIE PRICE
Notary Public
State of Colorado
Notary ID 20154020062
My Commission Expires May 21, 2019

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BKD CORPORATE FINANCE, L.L.C.
Springfield, Missouri

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
May 31, 2015

TABLE OF CONTENTS

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
BKD Corporate Finance, LLC
Springfield, Missouri

We have audited the accompanying statement of financial condition of BKD Corporate Finance, LLC as of May 31, 2015, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BKD Corporate Finance, LLC as of May 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)), is fairly stated, in all material respects, in relation to the financial statements as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

St. Joseph, Missouri
July 21, 2015

BKD CORPORATE FINANCE, L.L.C.
STATEMENT OF FINANCIAL CONDITION
May 31, 2015

ASSETS

Cash and cash equivalents	$ 1,208,038
Investments	15,525
Accounts receivable and unbilled fees, less valuation allowance of $2,093,717	34,772
Prepaid expenses	5,908
TOTAL ASSETS	$ 1,264,243

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$ 626,474
Member's equity	637,769
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,264,243

The accompanying notes are an integral part of the financial statements.

BKD CORPORATE FINANCE, L.L.C.
STATEMENT OF OPERATIONS
Year Ended May 31, 2015

REVENUE	
Commissions and fees	$2,964,246
Interest	58
Investment Income	4,155
Total revenue	$2,968,459
EXPENSES	
Employee compensation and benefits	1,634,647
Occupancy and equipment costs	153,341
Professional Fees	635,648
Bad debts	(60,000)
Advertising and promotion	74,281
Publications	37,635
Travel	51,315
Insurance	24,827
Other	157,475
Total expenses	2,709,169
NET INCOME	$ 259,290

The accompanying notes are an integral part of the financial statements.

BKD CORPORATE FINANCE, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended May 31, 2015

BALANCE, BEGINNING OF YEAR	$ 721,685
Net income	259,290
Contributions	2,006,794
Distributions	(2,350,000)
BALANCE, END OF YEAR	$ 637,769

The accompanying notes are an integral part of the financial statements.

BKD CORPORATE FINANCE, L.L.C.
STATEMENT OF CASH FLOWS
Year Ended May 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 259,290	
Adjustments to reconcile net income to net cash provided by operating activities:		
Expenses paid by sole member	2,006,794	
Investment income	(4,155)	
Effects of changes in operating assets and liabilities:		
Accounts receivable	23,970	
Prepaid expenses	(5,908)	
Accrued expenses	335,616	
Net cash provided by operating activities		$ 2,615,607
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	(2,350,000)	
Net cash used in financing activities		(2,350,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		265,607
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		942,431
CASH AND CASH EQUIVALENTS, END OF YEAR		$ 1,208,038

NONCASH TRANSACTION

During the fiscal year ended May 31, 2015, the Company recorded $2,006,794 of noncash contributions from its sole member for expenses paid by the sole member on the Company's behalf.

The accompanying notes are an integral part of the financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BKD Corporate Finance, L.L.C. (the Company), a Missouri limited liability company, provides a limited range of investment banking services related to mergers, acquisitions, divestitures, private debt and equity placements and IPO advisory engagements. The Company is registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company will dissolve on July 15, 2024, unless an election is made to continue operations. The Company's fiscal year ends on May 31. Significant accounting policies followed by the Company are presented below.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

INVESTMENTS

Investments are stated at fair value based on quoted market prices. They are classified within level 1 of the fair value hierarchy established by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820. The original cost basis of the investments is $3,300.

ACCOUNTS RECEIVABLE

Accounts receivable are uncollateralized customer obligations which generally require payment within forty-five days from the invoice date. Interest is charged on balances that are not paid within 45 days from the invoice date. Accounts receivable are stated at the invoice amount and represent billings from consulting engagements with commission based and hourly contracts. Payments of accounts receivable are applied to the specific invoices identified on the customer's remittance advice or, if unspecified, to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected. The allowance for doubtful accounts is based on management's assessment of the collectability of specific customer accounts, the aging of the accounts receivable, historical collection information, and existing economic conditions. If there is a deterioration of a major customer's credit worthiness or actual defaults are higher than the historical experience, management's estimates of recoverability of amounts due the Company could be adversely affected. All accounts or portions thereof deemed to be uncollectible are written off to the allowance for doubtful accounts.

Accounts receivable also includes unbilled fees which will not be billed unless a buyer is found. The unbilled fees are entirely offset by a valuation allowance, as collectability of unbilled fees is not certain.

REVENUE RECOGNITION

Revenue for services contracted based on hours of professional services is recognized as the service is provided at estimated billable amounts. Revenue for services for which the fees are based upon the completion of the transaction is recognized upon closing of the transactions and billing of the fees.

INCOME TAXES

Since the Company is a limited liability company, it is not subject to federal, state, and local income taxes and, accordingly, no provision for income taxes is required. The sole member includes net income or loss in its income tax returns. Those returns are no longer subject to U.S. federal or state income tax examinations by tax authorities for years beginning before June 1, 2010.

ADVERTISING COSTS

Advertising costs are expensed as incurred.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company has an agreement with its sole member in which the member pays substantially all of the expenses of the Company. These expenses are settled monthly between the member and the Company. During the fiscal year ending May 31, 2015, the Company recorded $2,006,794 of noncash contributions from its sole member for expenses paid by the sole member on the Company's behalf.

The Company paid the member for facilities and overhead totaling $192,600 for the year ended May 31, 2015. In addition, the Company receives accounting and administrative services from the member. Fees for these services totaled $142,605 for the year ended May 31, 2015.

The Company also pays referral fees to its member when a commission fee from the sale of a customer's business is collected. The Company's general referral fee is 25% of the revenues earned net of engagement expenses on each client. Total referral fees paid to the member was $604,663 for the year ended May 31, 2015 and is included in legal and professional fees.

NOTE 3 - EMPLOYEE BENEFIT PLAN

Employees of the Company may participate in the defined contribution profit sharing plan sponsored by BKD, L.L.P. (the sole member) provided the employee meets minimum service requirements. The Company makes contributions to the plan equal to a predetermined percentage of the employees' salaries. During the year ended May 31, 2015, the Company recognized $45,732 of expense in connection with this plan.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At May 31, 2015, the Company had net capital of $557,703 which is in excess of the $41,765 requirement under Rule 15c3-1, and a net capital ratio of 1.12 to 1. Accordingly, management believes the Company to be in compliance with these requirements at May 31, 2015.

NOTE 5 - CONCENTRATIONS

The Company maintains most of its cash at a commercial bank located in Springfield, Missouri. Balances on deposit are insured by the Federal Deposit Insurance Corporation (FDIC) up to specified limits. Deposit balances in excess of FDIC limits are uninsured. Total cash held by the bank in excess of FDIC limits was $1,192,092 as of May 31, 2015.

The Company receives a commission for the majority of its sales. Of the Company's revenue for the year ended May 31, 2015, 67% was received from four customers. One hundred percent of the Company's accounts receivable is owed from four customers at May 31, 2015.

BKD CORPORATE FINANCE, L.L.C.
NOTES TO FINANCIAL STATEMENTS
May 31, 2015

NOTE 6 - SUBSEQUENT EVENTS

Management evaluated subsequent events through July 21, 2015, the date the financial statements were available to be issued. Events or transactions occurring after May 31, 2015, but prior to July 21, 2015 that provide additional evidence about conditions that existed at May 31, 2015, have been recognized in the financial statements for the year ended May 31, 2015.

On July 6, 2015, the Company sold its investments which had a cost basis of $3,300 and a fair market value of $15,525 as of May 31, 2015. Proceeds from the sale totaled $15,177. A loss on sale of investments of $348 was recorded in the Company's financial statements in July 2015.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTARY INFORMATION

BKD CORPORATE FINANCE, L.L.C.
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
May 31, 2015

TOTAL MEMBER'S EQUITY		$ 637,769
Nonallowable assets		
Investments	$ 15,525	
Accounts receivable	34,772	
Prepaid expenses	5,908	
Total nonallowable assets		56,205
Other deductions		
Haircuts on securities		23,861
NET CAPITAL		$ 557,703
Aggregate Indebtedness		
Included in statement of financial condition		
Accounts payable, accrued expenses and other liabilities		$ 626,474
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)		$ 41,765
Minimum dollar net capital requirement of reporting broker or dealer		$ 5,000
Net capital requirement		$ 41,765
Excess net capital		$ 515,938
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement		$ 495,056
Ratio of aggregate indebtedness to net capital		1.12 to 1

Reconciliation with Company's Computation
(included in Part IIA of Form X-17A-5 as of May 31, 2015)

Continued on next page:

BKD CORPORATE FINANCE, L.L.C.
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
May 31, 2015

There are no material differences between the computation of net capital above and the calculation performed by BKD Corporate Finance, L.L.C. for regulatory filings.

The following schedule illustrates the differences between the Company's net capital as originally filed and the above computation.

Net Capital Per Regulatory Filing (as originally filed)	$ 504,736
Adjustments:	
Increase in Non Allowable Asset – Accounts Receivable	(3,033)
Decrease in Accrued Bonus Liability	56,000
Net Capital Per Regulatory Filing (as amended)	$ 557,703

BKD CORPORATE FINANCE, L.L.C
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)
Year Ended May 31, 2015

The Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included herein as the Company claims exemption pursuant to section (k)(2)(i), since there were no security transactions during the fiscal year 2015.

BKD CORPORATE FINANCE, L.L.C.
SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)
May 31, 2015

The Information for Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included herein as the Company claims exemption pursuant to section (k)(2)(i) since there were no security transactions during the fiscal year.

CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

SEC Mail Processing Section
JUL 30 2015
Wash., D.C.
196

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
BKD Corporate Finance, L.L.C.
Springfield, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended May 31, 2015, which were agreed to by BKD Corporate Finance, L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating BKD Corporate Finance, L.L.C.'s compliance with those requirements. BKD Corporate Finance, L.L.C.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records by comparing the SIPC payments to the general ledger activity, sighting the endorsed check and tracing it to the subsequent clearing on the bank statement, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended May 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended May 31, 2015, noting no differences;

3. Reviewed Form SIPC-7 with supporting schedules for any adjustments, and found none; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment of 0.0025 on page 2, line 2e of $2,968,459 and $7,421, respectively of the Form SIPC-7, noting no differences.

Board of Directors
BKD Corporate Finance, L.L.C.

5. There were no overpayments applied to the current assessment with the Form SIPC-7. Accordingly, no procedures were performed relative to this requirement.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

St. Joseph, Missouri
July 21, 2015

BKD CORPORATE FINANCE, L.L.C.
SCHEDULE OF ASSESSMENTS AND PAYMENTS
YEAR ENDED MAY 31, 2015

Total Revenue	$ 2,968,459
General Assessment @ .0025	$ 7,421

Less Payments Made:

Date Paid	Check Number	SIPC Collection Agent	Interest on Late Payments	Amount
12/23/2014	2517	No agent identified	$ -	$ 3,028
6/16/2015	2534	No agent identified	-	4,393
			$ -	$ 7,421